Exhibit 99.3

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED ELECTION OF SUPERVISOR

The supervisory committee of PetroChina Company Limited (the “Company”, together with its subsidiaries, the “Group”) (the “Supervisory Committee”) is pleased to announce that as resolved by the Supervisory Committee, the Supervisory Committee has proposed to elect Mr. Wang Liang (“Mr. Wang”) as a shareholder representative supervisor of the Company at the first extraordinary general meeting in 2017 of the Company (the “EGM”) on October 26, 2017 (the “Proposed Election of Supervisor”).

The biographical details of Mr. Wang are set out as follows:

Wang Liang, aged 55, is the general manager of audit department of the Company and concurrently the general manager of audit department and director of audit service center of China National Petroleum Corporation (“CNPC”). Mr. Wang is a professor-level senior accountant and holds a bachelor’s degree. He has over 35 years of working experience in China’s oil and gas industry. He had worked as a director and general accountant in CNPC Offshore Engineering Company Limited from January 2005, a deputy director of Liaoning Provincial Finance Department from April 2006, the chairman of Generali China Insurance Co., Ltd. from April 2007, the general accountant of CNPC Chuanqing Drilling Engineering Company Limited from February 2008, the general manager of CNPC Assets Management Co., Ltd. from October 2009, the chairman and general manager of Kunlun Trust Co., Ltd. from March 2014, the chairman of CNPC Assets Management Co., Ltd. from July 2014, the chief responsible officer of China Petroleum Finance Co., Ltd. from July 2016. He has been the general manager of audit department of the Company and concurrently the general manager of audit department and director of audit service center of CNPC from May 2017.

If the Proposed Election of Supervisor is approved at the EGM, Mr. Wang’s term of office will commence from the date when the relevant resolution is approved at the EGM and expire on the date of the 2019 annual general meeting of the Company to be held in 2020. The emoluments of Mr. Wang will be fixed by the board of directors of the Company (the “Board”) pursuant to the authority granted by the shareholders of the Company (“Shareholders”) at the EGM by reference to his duties, responsibilities and performance and the results of the Group.

Save as disclosed above, as at the date of this announcement, Mr. Wang does not (1) hold any directorship in any other listed companies in the past three years; (2) have any relationship with any other director, supervisor, senior management, substantial shareholders or controlling shareholder of the Company; or (3) have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, so far as the Board is aware, there is no information on Mr. Wang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong and there are no other matters that need to be brought to the attention of the Shareholders.

A circular containing, among others, the details of the Proposed Election of Supervisor, together with a notice of the EGM, will be dispatched to the Shareholders as soon as practicable.

By order of the Board PetroChina Company Limited Secretary to the Board Wu Enlai

Beijing, the PRC

August 24, 2017

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.